Exhibit 99.66

Notice Declaring Intention to be Qualified under

National Instrument 44-101

Short Form Prospectus Distributions (“NI 44-101”)

April 26, 2018

To:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Toronto Stock Exchange

CannTrust Holdings Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

CANNTRUST HOLDINGS INC.

Per:	/s/ Ian Abramowitz
Ian Abramowtiz,
Chief Financial Officer